Mail Stop 4561

May 1, 2008

James A.C. Kennedy
Chief Executive Officer and President
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202

> **Re: T. Rowe Price Group, Inc.**
> **Form 10-K**
> **Filed February 7, 2008**
> **File No. 033-07012-99**

Dear Mr. Kennedy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3233 with any questions.

Sincerely,

Tom Kluck
Branch Chief